EXHIBIT 11.1:
OIL-DRI CORPORATION OF AMERICA
Computation of Net Income Per Share
(in thousands except for per share amounts)

	Year Ended July 31,
	2013	2012	2011
Net income available to stockholders	$14,586	$6,098	$9,051
Less: Distributed and undistributed earnings allocated to nonvested stock	(216)	(92)	(123)
Earnings available to common shareholders	$14,370	$6,006	$8,928

Shares Calculation

Average shares outstanding - Basic Common	4,909	5,063	5,083
Average shares outstanding - Basic Class B Common	1,970	1,934	1,908
Potential Common Stock relating to stock options	48	65	112
Average shares outstanding - Assuming dilution	6,927	7,062	7,103

Net Income Per Share: Basic Common	$2.25	$0.92	$1.36
Net Income Per Share: Basic Class B Common	$1.69	$0.70	$1.06
Net Income Per Share: Diluted	$2.07	$0.85	$1.26